[Schering-Plough Letterhead]
June 15, 2007
Mr. James Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Schering-Plough Corporation Form 10-Q for the Quarterly Period Ended March 31, 2007
Dear Mr. Rosenberg:
     Set forth below is Schering-Plough’s response to the Staff’s comment on Schering-Plough’s Form 10-Q for the Quarterly Period Ended March 31, 2007 by letter dated June 5, 2007.
SEC Comment:
Form 10-Q for the Quarterly Period Ended March 31, 2007
Statements of Condensed Consolidated Cash Flows, page 2
1.	Please provide us your analysis related to the decision to report the “Purchase of derivative instruments” related to the purchase of Organon BioSciences as an operating cash flow. Include any references to the specific paragraphs in the authoritative literature upon which you relied that supports this classification.

Schering-Plough Response:
     In March 2007, Schering-Plough submitted a final and binding offer of approximately 11.0 billion Euros to Akzo Nobel to acquire Organon BioSciences N.V. The parties have committed to execute a fully negotiated share purchase agreement upon completion of customary consultation procedures in the Netherlands, including with social partners. The transaction is subject to certain closing conditions, including regulatory approvals, and is expected to close by the end of 2007. As part of its overall risk management strategy and in consideration of various financing scenarios, Schering-Plough purchased a Euro denominated currency option (derivative) for US $130 million to mitigate its foreign currency exposure in the event there was a significant strengthening of the Euro as compared to the US Dollar. It should be noted that the derivative was not designated as a hedge for accounting purposes and all changes in fair value of the derivative are recognized each period in the Statement of Operations.
     In analyzing the cash premium paid related to this derivative for proper classification in the Statement of Condensed Consolidated Cash Flows, management considered paragraphs 15 through 20 of Statement of Financial Accounting Standard No. 95, Statement of Cash Flows, (SFAS 95), which provides guidance on activities that constitute an investing or financing item. Cash payments for derivatives are not specifically discussed in the guidance on investing activities in paragraphs 15 through 17, but are discussed in subpart d. of paragraph 20 on financing activities, which states:
“Cash outflows for financing activities are:
Distributions to counterparties of derivative instruments that include financing elements (other than a financing element inherently included in an at-the-market derivative instrument with no prepayments) at inception.” [footnote 8a omitted, footnote 8b included herein in parenthesis]
     The company determined that no financing element existed in the derivative since it was a purchased option with a strike price that was out-of-the money at inception and there were no prepayments. Therefore, based upon paragraphs 15 through 20 of SFAS 95 management did not believe it was appropriate to classify the derivative as either an investing or financing activity. In making this determination management recognized that there is no authoritative literature which specifically addresses the classification in the cash flow statement of such a premium on a purchased option.

     In addition, management considered footnote 4 to paragraph 14 of SFAS 95, which provides an exception to classifying an item pursuant to its nature and states, in part:
“Generally, each cash receipt or payment is to be classified according to its nature without regard to whether it stems from an item intended as a hedge of another item. For example, the proceeds of a borrowing are a financing cash inflow even though the debt is intended as a hedge of an investment, and the purchase or sale of a futures contract is an investing activity even though the contract is intended as a hedge of a firm commitment to purchase inventory. However, cash flows from a derivative instrument that is accounted for as a fair value hedge or cash flow hedge may be classified in the same category as the cash flows from the items being hedged provided that the derivative instrument does not include an other-than-insignificant financing element at inception, other than a financing element inherently included in an at-the-market derivative instrument with no prepayments (that is, the forward points in an at-the-money forward contract) and that the accounting policy is disclosed.”
     As previously stated, this derivative was not designated as a hedge for accounting purposes, therefore these provisions of footnote 4 are not applicable to this derivative contract. Additionally, as discussed above, no financing element exists in the derivative contract.
     When considering the nature of the cash payment for the derivative, management analyzed the factors behind the determination of the notional amount and the currency risk that was mitigated by the derivative. The notional amount of the derivative was approximately 7.7 billion Euros and was determined based upon preliminary financing scenarios for the acquisition. At the inception and throughout the duration of the derivative contract, management’s view of this derivative is that, depending upon market conditions, management may enter into contracts that either fully or partially offset the notional amount of the derivative. Because of the short duration of the derivative contract and the possibility of offsetting the notional amount during the contract period, management considers the derivative analogous to a “trading” security in Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, (SFAS 115).

     Management considered the possibility of classifying the derivative cash payment as a financing activity since the notional amount of the derivative was determined based upon preliminary financing scenarios. Management concluded that the nature of the cash payment was not a financing activity because (i) the derivative did not contain a financing element other than the time value of money inherently contained within the option; (ii) the derivative was not designated as a hedge; and (iii) there was the possibility the derivative could be terminated early or economically offset with other derivatives within a short period of time.
     Management then considered whether the derivative cash payment was an investing activity, however the fact that the notional amount was determined based upon the preliminary amount of financing for the transaction (e.g., at the outset the derivative economically mitigated the principal amount of a forecasted financing amount and not the forecasted business combination) and the fact that the derivative was purchased primarily for risk mitigation purposes and not as an investment, led management to conclude that the nature of the cash payment was not an investing activity.
     Therefore, after considering the nature of the cash payment as well as the absence of any guidance in SFAS 95 that specifically states that the cash payment should be classified as a financing or investing activity, management considered paragraph 21 of SFAS 95, which states:
“Operating activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15-20.”
     Additionally, as stated above, management considers the derivative to be analogous to a trading security and therefore this circumstance warrants an analogy to paragraph 8 of Statement of Financial Accounting Standards No. 102, Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale, (SFAS 102), which states, in part:
“Cash receipts and cash payments resulting from purchases and sales of securities classified as trading securities...shall be classified as operating cash flows.”
     Based upon this analysis and diversity in practice, management concluded that the cash payment related to this derivative should be classified as a cash flow from operations. This presentation established the company’s accounting policy for this type of instrument and related risk management strategy.

* * * * *
     We acknowledge that: (1) Schering-Plough Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Schering-Plough Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     I can be reached at (908) 298-7274, and if I am not available, please contact Susan Wolf, Corporate Secretary and Associate General Counsel, at (908) 298-7354. Thank you.

Very truly yours,
/s/ Steven H. Koehler
Steven H. Koehler
Vice President and Controller

cc:	Jim Atkinson, SEC Accounting Branch Chief Kei Ino, SEC Staff Accountant